JOANNE McCLUSKY

Tel:  (604) 689.4010

Barrister & Solicitor

Fax: (604) 684.2349

Suite 810- 675 W. Hastings Street

Vancouver, B.C. V6B 1N2

E-Mail:  jmcclusky@telus.net

November 28, 2006

Mr. John D. Reynolds

Assistant Director

United States Securities and Exchange Commission

Washington, D.C.

20549

Dear Sirs:

Re:

Find the World Interactive, Inc.

            Registration Statement on Form SB-2

            Filed May 19, 2006

File No. 333-134287

This letter is in response to your letter of May 24, 2006 regarding three deficiencies and additional updates.

1.

Financial Statements – Interim unaudited financial statements to September 30, 2006 have been added.

2.

A signed audit report and current accountant’s consent are included.

3.

President and CFO signatures are included.

4.

The Company is filing with this letter:

(i)

a clean copy of the revised SB-2 dated November 22, 2006 with the financials attached.

(ii)

An underlined and strike out copy dated November 22, 2006 with the financials attached showing all changes.

5.

The most substantial change is in the audited financial statements to December 31, 2005.

(i)

The foreign currency translation adjustment has been updated in:

Consolidated Statement of Operations

F4

(ii)

Cumulative effect of foreign exchange has been moved in:

Consolidated Statement of Cash Flows

F5

(iii)

The last share issuance listed is now listed as October 31, 2005

Consolidated Statements of Changes in Stock Holders Equity

F6

6.

A more detailed Plan of Operations for 2007 has been added immediately    following Risk Factors.

The changes noted in the strike out copy, other than in items 1 – 3 and 5 and 6 above are not substantive so I have not detailed them in this letter.

Yours truly

“Joanne S. McClusky”

Joanne S. McClusky